TYPE: NT 10-KSB
SEQUENCE: 1

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM 12b-25

NOTIFICATION OF LATE FILING  SEC File Number 000-49636

☒ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For Period Ended: December 31, 2005

☐ Transition Report on Form 10-Q
☐ Transition Report on Form 10-K
☐ Transition Report on Form N-SAR
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant: VIKING SYSTEMS, INC.

Former Name if applicable: N/A

Address of Principal Executive Office:
7514 Girard Avenue, Suite 1509
La Jolla, CA 92037

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☐ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant appointed a new independent registered public accounting firm and certain aspects of the registrant's review process have not been completed prior to the filing date.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Thomas B. Marsh
Chief Executive Officer
7514 Girard Avenue, Suite 1509
La Jolla, CA 92037
Phone: (858) 456-6608

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(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No We anticipate reporting a net loss of approximately $7.5 million for the year ended 12/31/05 as compared to a net loss of approximately $1.9 million for the year ended 12/31/04.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Viking Systems, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 29, 2006	By: /s/ Joseph Warrino Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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